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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 16)*

                                     Tekelec
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    879101103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                       --------------------
CUSIP No. 879101103               SCHEDULE 13G                Page 2 of 12 Pages
---------------------                                       --------------------

--------------------------------------------------------------------------------

        1           NAMES OF REPORTING PERSONS
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                            Jean-Claude Asscher

--------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                    (See Instructions)                                   (b) [X]
--------------------------------------------------------------------------------
        3           SEC USE ONLY
--------------------------------------------------------------------------------
        4           CITIZENSHIP OR PLACE OF ORGANIZATION                  France

--------------------------------------------------------------------------------
      NUMBER           5     SOLE VOTING POWER             1,779,690 shares
                    ------------------------------------------------------------
        OF
                       6     SHARED VOTING POWER 80,350 shares comprised of (a)
      SHARES                 60,350 shares, the voting power with respect to
                             which is shared with Muriel Asscher (Mr. Asscher's
   BENEFICIALLY              spouse) and (b) 20,000 shares, the voting power
                             with respect to which is shared with
      OWNED                  Tekelec-Airtronic, S.A.; except that Mr. Asscher
                             may also be deemed to share voting power with (i)
        BY                   Muriel Asscher of an additional 125,464 shares
                             owned of record by Muriel Asscher and (ii)
       EACH                  Natinco, S.A. and Edouard Givel of an additional
                             10,587,842 shares owned of record by Natinco, S.A.
    REPORTING       ------------------------------------------------------------

     PERSON           7     SOLE DISPOSITIVE POWER        1,779,690 shares
                    ------------------------------------------------------------
      WITH
                       8     SHARED DISPOSITIVE POWER 80,350 shares comprised
                             of (a) 60,350 shares, the dispositive power with respect to which is shared with Muriel Asscher and
                             (b) 20,000 shares, the dispositive power with respect to which is shared with Tekelec-Airtronic, S.A.; except that Mr. Asscher may also be deemed to share dispositive power with (i) Muriel Asscher of an additional 125,464 shares owned of record by Muriel Asscher and (ii) Natinco, S.A. and Edouard Givel of an additional 10,587,842 shares owned of record by Natinco, S.A.
--------------------------------------------------------------------------------

        9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                     1,860,040 shares
--------------------------------------------------------------------------------

        10          CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                    SHARES
                    (See Instructions)                                       [X]
--------------------------------------------------------------------------------

        11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)       3.1%
--------------------------------------------------------------------------------

        12          TYPE OF REPORTING PERSON (See Instructions)               IN
--------------------------------------------------------------------------------

---------------------                                       --------------------
CUSIP No. 879101103               SCHEDULE 13G                Page 3 of 12 Pages
---------------------                                       --------------------

--------------------------------------------------------------------------------

                    NAMES OF REPORTING PERSONS
        1           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             Tekelec-Airtronic, S.A.

--------------------------------------------------------------------------------

        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                    (See Instructions)                                   (b) [X]

--------------------------------------------------------------------------------

        3           SEC USE ONLY

--------------------------------------------------------------------------------

        4           CITIZENSHIP OR PLACE OF ORGANIZATION                  France

--------------------------------------------------------------------------------

    NUMBER OF          5     SOLE VOTING POWER             0 shares

     SHARES         ------------------------------------------------------------

   BENEFICIALLY        6     SHARED VOTING POWER 20,000 shares, the voting
                             power of which is shared with Jean-Claude Asscher
     OWNED BY                who is the president and majority shareholder of
                             Tekelec-Airtronic, S.A.
       EACH
                    ------------------------------------------------------------
    REPORTING
                       7     SOLE DISPOSITIVE POWER        0 shares
   PERSON WITH
                    ------------------------------------------------------------

                       8 SHARED DISPOSITIVE POWER 20,000 shares, the dispositive power of which is shared with Jean-Claude Asscher who is the president and majority shareholder of Tekelec-Airtronic, S.A.

--------------------------------------------------------------------------------

        9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                   20,000 shares

--------------------------------------------------------------------------------

        10          CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                    SHARES
                    (See Instructions)                                       [ ]

--------------------------------------------------------------------------------

        11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)       0.1%

--------------------------------------------------------------------------------

        12          TYPE OF REPORTING PERSON (See Instructions)               CO

--------------------------------------------------------------------------------

---------------------                                       --------------------
CUSIP No. 879101103               SCHEDULE 13G                Page 4 of 12 Pages
---------------------                                       --------------------

--------------------------------------------------------------------------------

                    NAMES OF REPORTING PERSONS
        1           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                            Natinco, S.A.
--------------------------------------------------------------------------------

        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                    (See Instructions)                                   (b) [X]

--------------------------------------------------------------------------------

        3           SEC USE ONLY

--------------------------------------------------------------------------------

        4           CITIZENSHIP OR PLACE OF ORGANIZATION          Luxembourg

--------------------------------------------------------------------------------

      NUMBER           5     SOLE VOTING POWER             0 shares

        OF          ------------------------------------------------------------

      SHARES           6     SHARED VOTING POWER 10,587,842 shares, the voting
                             power of which is shared with Edouard Givel, who
   BENEFICIALLY              owns substantially all of the equity interest in
                             Natinco, S.A., except that Jean-Claude Asscher may
      OWNED                  be deemed to share the voting power of these
                             shares due to the fact that Mr. Asscher has from
        BY                   time to time acted as an advisor to Mr. Givel with
                             respect to Mr. Givel's investment in Tekelec.
       EACH
                    ------------------------------------------------------------
    REPORTING
                       7     SOLE DISPOSITIVE POWER        0 shares
     PERSON
                    ------------------------------------------------------------
      WITH
                       8     SHARED DISPOSITIVE POWER 10,587,842 shares, the
                             dispositive power of which is shared with Edouard
                             Givel, who owns substantially all of the equity
                             interest in Natinco, S.A., except that Jean-Claude
                             Asscher may be deemed to share the dispositive
                             power of these shares due to the fact that Mr.
                             Asscher has from time to time acted as an advisor
                             to Mr. Givel with respect to Mr. Givel's
                             investment in Tekelec.
--------------------------------------------------------------------------------

        9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                         10,587,842 shares
--------------------------------------------------------------------------------

        10          CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                    SHARES
                    (See Instructions)                                       [ ]
--------------------------------------------------------------------------------

        11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)      17.6%
--------------------------------------------------------------------------------

        12          TYPE OF REPORTING PERSON (See Instructions)              CO
--------------------------------------------------------------------------------

---------------------                                       --------------------
CUSIP No. 879101103               SCHEDULE 13G                Page 5 of 12 Pages
---------------------                                       --------------------

--------------------------------------------------------------------------------

        1           NAMES OF REPORTING PERSONS
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                Edouard Givel

--------------------------------------------------------------------------------

        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                    (See Instructions)                                   (b) [X]

--------------------------------------------------------------------------------

        3           SEC USE ONLY

--------------------------------------------------------------------------------

        4           CITIZENSHIP OR PLACE OF ORGANIZATION             Switzerland

--------------------------------------------------------------------------------

      NUMBER           5     SOLE VOTING POWER             0 shares

        OF          ------------------------------------------------------------

      SHARES           6     SHARED VOTING POWER 10,587,842 shares, the voting
                             power of which is shared with Natinco, S.A., the
   BENEFICIALLY              record holder of these shares, except that
                             Jean-Claude Asscher may be deemed to share the
      OWNED                  voting power of these shares due to the fact that
                             Mr. Asscher has from time to time acted as an
        BY                   advisor to Mr. Givel with respect to Mr. Givel's
                             investment in Tekelec.
       EACH         ------------------------------------------------------------

    REPORTING          7     SOLE DISPOSITIVE POWER        0 shares

     PERSON         ------------------------------------------------------------

      WITH             8     SHARED DISPOSITIVE POWER 10,587,842 shares, the
                             dispositive power of which is shared with Natinco
                             S.A., the record holder of these shares, except that Jean-Claude Asscher may be deemed to share the dispositive power of these shares due to the fact that Mr. Asscher has from time to time acted as an advisor to Mr. Givel with respect to Mr.
                             Givel's investment in Tekelec.

--------------------------------------------------------------------------------

        9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                           10,587,842 shares

--------------------------------------------------------------------------------

        10          CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                    SHARES
                    (See Instructions)                                       [ ]

--------------------------------------------------------------------------------

        11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)      17.6%

--------------------------------------------------------------------------------

        12          TYPE OF REPORTING PERSON (See Instructions)               IN

--------------------------------------------------------------------------------

---------------------                                       --------------------
CUSIP No. 879101103               SCHEDULE 13G                Page 6 of 12 Pages
---------------------                                       --------------------


ITEM 1(a)  NAME OF ISSUER:

           Tekelec

ITEM 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           26580 West Agoura Road
           Calabasas, CA  91302

ITEM 2(a)  NAME OF PERSON FILING:

           This Statement is being filed by Jean-Claude Asscher; Tekelec-Airtronic, S.A.; Natinco, S.A.; and Edouard Givel, who are sometimes collectively referred to as the "Reporting Persons." The Reporting Persons may be deemed to be a "group" for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder (the "Act"), although each expressly disclaims any assertion or presumption that such Reporting Person or any of the other persons on whose behalf this Statement is filed constitutes a "group." Neither the filing this Statement nor the Agreement [see
           Exhibit 1(1)] should be construed individually or collectively to be an admission that any of the Reporting Persons is a member of a "group" consisting of one or more of the Reporting Persons or any one or more other persons.

ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

           The address of the principal business office of Tekelec-Airtronic, S.A. is 5, rue Carle Vernet, 92315 Sevres Cedex, France; and of Natinco, S.A. is 15, rue de la Chapelle, L-1325 Luxembourg, Grand-Duchy of Luxembourg. The principal business address of Mr. Asscher is c/o Tekelec-Airtronic, S.A., 5, rue Carle Vernet, 92315 Sevres Cedex, France; and of Mr. Givel is c/o Natinco, S.A., 8C, avenue de Champel, 1206 Geneve, Switzerland.

ITEM 2(c)  CITIZENSHIP:

           Tekelec-Airtronic, S.A. and Natinco, S.A. are French and Luxembourg corporations, respectively. Mr. Asscher and Mr. Givel are French and Swiss citizens, respectively.

ITEM 2(d)  TITLE OF CLASS OF SECURITIES:

           Common Stock

ITEM 2(e)  CUSIP NUMBER:

           879101103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO ""240.13D-1(b) OR 240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

           (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

           (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.78c).

---------------------                                       --------------------
CUSIP No. 879101103               SCHEDULE 13G                Page 7 of 12 Pages
---------------------                                       --------------------


           (c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

           (d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

           (e) An investment adviser in accordance with "240.13d-1(b)(1)(ii)(E).

           (f) An employee benefit plan or endowment fund in accordance with "240.13d-1(b)(1)(ii)(F).

           (g) A parent holding company or control person in accordance with "240.13d-1(b)(1)(ii)(G).

           (h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

           (i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

           (j) Group, in accordance with "240.13d-1(b)(1)(ii)(J).

           Not applicable

ITEM 4.    OWNERSHIP:

           Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in
           Item 1.

           The following information with respect to the ownership of Tekelec's Common Stock by the Reporting Persons is provided as of December 31, 2001, the last day of the year covered by this Statement.

           (a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

                With respect to the aggregate amount of shares beneficially owned by Mr. Asscher, such amount does not include an aggregate of 10,713,306 shares as to which Mr. Asscher disclaims beneficial ownership, comprised of (i) 125,464 shares owned by Muriel Asscher (Mr. Asscher's spouse) and (ii) 10,587,842 shares owned by Natinco, S.A. This report shall not be deemed an admission that Mr. Asscher is the beneficial owner of such 10,713,306 shares for purposes of Section 13(d) or 13(g) of the Act or for any other purpose.

           (b) Percent of class: See Row 11 of cover page for each Reporting Person.

           (c)  Number of shares as to which the person has:

                (i) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

---------------------                                       --------------------
CUSIP No. 879101103               SCHEDULE 13G                Page 8 of 12 Pages
---------------------                                       --------------------



                (ii) Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.

                (iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.

                (iv) Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

           Instruction: Dissolution of a group requires a response to this item.

           Not applicable

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

           To the best knowledge of each of the Reporting Persons, no person other than each of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Tekelec Common Stock owned by each of the Reporting Persons; provided, however, that: (a) Mr. Givel may be deemed to have such rights with respect to the shares beneficially owned by Natinco, S.A., due to the fact that he owns substantially all of the equity interest therein; and (b) Mr. Asscher may be deemed to have such rights with respect to the shares beneficially owned by Tekelec-Airtronic, S.A., due to the fact that he is the president and majority shareholder thereof, and with respect to the shares beneficially owned by Natinco, S.A., due to the fact that he has from time to time acted for, and as an advisor to, Mr. Givel.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

           Not applicable

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

           See Exhibit 2.

           The Reporting Persons may be deemed to be a "group" for the purposes of Sections 13(d) and 13(g) of the Act, although each expressly disclaims any assertion or presumption that such Reporting Person or the other persons on whose behalf this Statement is filed constitute a "group." The filing of this Statement should not be construed to be an admission that any of the Reporting Persons is a member of a "group" consisting of one or more such persons.

---------------------                                       --------------------
CUSIP No. 879101103               SCHEDULE 13G                Page 9 of 12 Pages
---------------------                                       --------------------


ITEM 9.    NOTICE OF DISSOLUTION OF GROUP:

           Not applicable

ITEM 10.   CERTIFICATION:

           Not applicable

---------------------                                       --------------------
CUSIP No. 879101103               SCHEDULE 13G               Page 10 of 12 Pages
---------------------                                       --------------------


                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               Date:  February 7, 2002

                               Jean-Claude Asscher
                               ------------------------------------------------
                               Jean-Claude Asscher, on behalf of himself and on behalf of Tekelec-Airtronic, S.A., as the President thereof


                               Edouard Givel
                               -------------------------------------------------
                               Edouard Givel, on behalf of himself and on behalf of Natinco, S.A., pursuant to a Power of Attorney [see Exhibit 3(2)]


----------
(1)  Incorporated by reference to Amendment No. 15 to the Reporting Persons'
     Schedule 13G filed with the Commission on February 12, 2001.

(2)  Incorporated by reference to Amendment No. 14 to the Reporting Persons'
     Schedule 13G filed with the Commission on February 14, 2000.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
           CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

---------------------                                       --------------------
CUSIP No. 879101103               SCHEDULE 13G               Page 11 of 12 Pages
---------------------                                       --------------------


                                  EXHIBIT INDEX

Exhibit Number    Exhibit                                    Page
--------------    -------                                    ----
       1          Agreement to File Joint Statements on      Page 11 of 12 pages
                  Schedule 13G(1)

       2          Identification of the Reporting Persons    Page 12 of 12 pages

       3          Power of Attorney(2)                       Page 11 of 12 pages

----------
(1)  Incorporated by reference to Amendment No. 15 to the Reporting Persons'
     Schedule 13G filed with the Commission on February 12, 2001.

(2)  Incorporated by reference to Amendment No. 14 to the Reporting Persons'
     Schedule 13G filed with the Commission on February 14, 2000.

---------------------                                       --------------------
CUSIP No. 879101103               SCHEDULE 13G               Page 12 of 12 Pages
---------------------                                       --------------------


                                    EXHIBIT 2

The Reporting Persons are identified below:

Tekelec-Airtronic, S.A. is a French corporation.

Natinco, S.A. is a Luxembourg corporation.

Jean-Claude Asscher is a French citizen and the president and majority shareholder of Tekelec-Airtronic, S.A.

Edouard Givel is a Swiss citizen and the owner of substantially all the equity interest of Natinco, S.A.